SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Noland Company

(Name of Subject Company (Issuer))

Primus Inc.
Winvest Inc.

(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $10.00 per share
(Title of Class of Securities)

655286102
(CUSIP Number of Class of Securities)

Richard W. Schwartz
President and Chief Executive Officer
Primus Inc.
3110 Kettering Boulevard
Dayton, OH 45439
1-937-531-6359
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Beverly F. Shillito
Sebaly Shillito + Dyer
A Legal Professional Association
1900 Kettering Tower
Dayton, OH 45423
1-937-222-2500

CALCULATION OF FILING FEE:

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Transaction valuation (1)	Amount of filing fee (2)
$250,469,132	$29,481

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     The transaction valuation assumes the purchase of 3,384,718 shares of common stock of Noland Company (based on shares outstanding as of April 19, 2005) at a purchase price of $74.00 per share.

     ☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$29,481 Schedule TO Primus Inc. & Winvest Inc. April 19, 2005

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☑ third-party tender offer subject to Rule 14d-1.

     ☐ issuer tender offer subject to Rule 13e-4.

     ☐ going-private transaction subject to Rule 13e-3.

     ☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(1)	For purposes of calculating amount of filing fee only.

(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission (the “SEC”) on December 9, 2004.

Amendment No. 3 to Schedule TO

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2005, as amended and supplemented by Amendment Nos. 1 and 2 to the Tender Offer Statement on Schedule TO filed on April 22, 2005 and May 3, 2005, respectively, (as so amended, the “Schedule TO”) relating to the offer by Winvest Inc., a Virginia corporation (“Winvest”) and a wholly-owned subsidiary of Primus Inc. (dba WinWholesale Inc.), a Delaware corporation (“WinWholesale”), to purchase all issued and outstanding shares of common stock, par value $10.00 per share (the “Shares”), of Noland Company, a Virginia corporation (“Noland Company”), at a price of $74.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed on behalf of Winvest and WinWholesale. Capitalized terms used and not defined in this Amendment have the meanings specified in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

(a)(3) On May 6, 2005, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to WinWholesale’s proposed acquisition of Noland Company expired without a formal request from the U.S. Department of Justice for additional information or documentary material.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

WINVEST INC.
By:	/s/ RICHARD W. SCHWARTZ

Name: Richard W. Schwartz Title: President

PRIMUS INC. (dba WINWHOLESALE INC.)
By:	/s/ RICHARD W. SCHWARTZ

Name: Richard W. Schwartz Title: President

Dated: May 9, 2005